Exhibit 99.13

CONSENT OF VENMYN DELOITTE (formerly Venmyn Rand (Pty) Ltd)

The undersigned hereby consents to the use of our name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated January 24, 2012, entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo” (the “Namoya Report”);

2.	The technical report dated March 15, 2013 entitled” Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo” (the “Lugushwa Report”);

3.	The management’s discussion and analysis of the Company for the year ended December 31, 2011, which included reference to the undersigned in connection with information relating to the Namoya Report and the Lugushwa Report; and

4.	The annual information form of the Company dated March 26, 2013, which includes reference to my name in connection with information relating to the Namoya Report and the Lugushwa Report.

Date: March 26, 2013

VENMYN DELOITTE

/s/ Andrew N. Clay

By: A.N. Clay, M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M. Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG, MCIMMP
Title: Managing Director